Exhibit 99.1

Copa Holdings Announces Fourth Quarter 2022 Financial Results Release Schedule

PANAMA CITY, Jan. 6, 2023 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) announces the following events:

Earnings Release – Fourth Quarter 2022
Date:	February 15, 2023
Time:	After US market close
This release will be available on our website:	https://copa.gcs-web.com/financial-information/quarterly-results
Earnings Conference Call and Webcast
Date:	February 16, 2023
Time:	11:00 AM US ET (11:00 AM Local Time)
Join by phone:	https://register.vevent.com/register/BI8567059673b04e0e952de6002edc9803
Webcast (listen-only):	https://copa.gcs-web.com/events-and-presentations
Speakers:	Pedro Heilbron, Chief Executive Officer
José Montero, Chief Financial Officer

We encourage our listeners to join the conference via webcast. Please access the website several minutes prior to the scheduled start time, allowing sufficient time to register, download and install any necessary software.

If you are unable to listen or access this presentation at the scheduled time, a webcast replay option will be available at the above website shortly after the conference.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central and South America and the Caribbean. For more information visit www.copa.com.

CONTACT: Daniel Tapia – Panamá
Director – Investor Relations
011 (507) 304-2774

CPA-G